Submission of Matters to a Vote of Shareholders

The Joint Annual Meeting of Shareholders of the First Trust/Four Corners Senior Floating Rate Income Fund and First Trust/Four Corners Senior Floating Rate Income Fund II was held on September 15, 2008. At the Annual Meeting, holders of Common and Preferred Shares of First Trust/Four Corners Senior Floating Rate Income Fund II voting together elected Trustee Richard E. Erickson for a three-year term. Holders of Preferred Shares elected Trustee Thomas R. Kadlec and Trustee Robert F. Keith each for one-year terms. The number of votes cast in favor of Richard E. Erickson was 22,585,701 the number of votes against was 584,592 and the number of abstentions was 2,125,646. The number of votes cast in favor of Thomas R. Kadlec was 3,291, the number of votes against was 55 and the number of abstentions was 654. The number of votes cast in favor of Robert F. Keith was 3,291, the number of votes against was 55 and the number of abstentions was 654. James A. Bowen and Niel B. Nielson are the current and continuing Trustees.